Via EDGAR

April 18, 2018

Anuja Majmudar

Attorney-Advisor

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:     PermRock Royalty Trust
Registration Statement on Form S-1
File No. 333-224191

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), PermRock Royalty Trust (the “Trust”) and Boaz Energy II, LLC, the sponsor of the Trust (“Boaz Energy” and, together with the Trust, “we,” “us” or “our”), hereby confidentially submit (the “Submission”) our currently expected offering terms of the initial public offering (the “Offering”) of units of beneficial interests in the Trust (the “Trust Units”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Trust Units to be offered, the estimated net proceeds Boaz Energy expects to receive from the Offering and the total number of Trust Units to be outstanding after the Offering. We expect that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-224191 (the “Registration Statement”).

The Offering terms included in the Submission are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of April 18, 2018. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

We propose to price the Offering with a bona fide price range of $19.00 to $21.00 per Trust Unit, with a midpoint of $20.00 per Trust Unit. In the Offering, Boaz Energy proposes to sell up to 6,250,000 Trust Units. Boaz Energy has also granted the underwriters a 30-day option to purchase up to an aggregate of an additional 937,500 Trust Units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to our and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

We are enclosing a proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. We seek confirmation from the Staff that we may launch the Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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If you have any questions with respect to the foregoing, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758¬3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

BOAZ ENERGY II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

PERMROCK ROYALTY TRUST

By:	Boaz Energy II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

Enclosures

cc:        David P. Oelman, Vinson & Elkins, L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.
John M. Greer, Latham & Watkins LLP
Sean T. Wheeler, Latham & Watkins LLP